UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           Gunther International, Ltd.
--------------------------------------------------------------------------------
                                (Name of Company)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   403203 10 2
         ---------------------------------------------------------------
                                 (CUSIP Number)


                                 Thomas J. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 521-2927
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                November 24, 1998
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of this statement, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 403203 10 2                                         Page 2 of 13 Pages
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)


         Gunther Partners, LLC
-------- -----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|
-------- -----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- -----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------- -----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- --------- ------- -----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                -0-
                   ------- -----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               1,801,916
                   ------- -----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
                   ------- -----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- -----------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,801,916
-------- -----------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |X|
-------- -----------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.0%
-------- -----------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         OO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 403203 10 2                                         Page 3 of 13 Pages
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)

         Four Partners
-------- -----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|
-------- -----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- -----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              |_|
-------- -----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
------------------ ------- -----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                115,000
                   ------- -----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- -----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           115,000
                   ------- -----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- -----------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         115,000
-------- -----------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |X|
-------- -----------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.6%
-------- -----------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 403203 10 2                                         Page 4 of 13 Pages
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Four-Fourteen Partners, LLC
-------- -----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|
-------- -----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- -----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              |_|
-------- -----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------ ------- -----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                2,599,877
                   ------- -----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- -----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           2,599,877
                   ------- -----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- -----------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,599,877
-------- -----------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |X|
-------- -----------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.6%
-------- -----------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         OO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 403203 10 2                                         Page 5 of 13 Pages
--------------------------------------------------------------------------------

          This Statement amends and supplements the Schedule 13D (the "Schedule 13D") of Four Partners, a New York general partnership, filed with the Securities and Exchange Commission on March 23, 1995, as amended by Amendment No. 1 dated April 6, 1995, Amendment No. 2 dated June 23, 1995, Amendment No. 3 dated August 24, 1995, Amendment No. 4 dated October 23, 1996 and Amendment No. 5 dated October 7, 1998 (filed jointly with Gunther Partners, LLC, a Delaware limited liability company ("GP"); Robert Spiegel ("Spiegel"); Richard Spiegel 1987 Trust ("Spiegel Trust"); and Thomas M. Steinberg ("Steinberg")), with respect to the Common Stock, $.001 par value per share ("Common Stock"), of Gunther International, Ltd. (the "Company"). Capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in Amendment No. 5 to the Schedule 13D.

Item 2.       Identity and Background.

              This statement is being filed by the following entities:

              1.    GP;

              2.    FP; and

              3. Four-Fourteen Partners, LLC, a Delaware limited liability company ("4-14P").

GP, FP, and 4-14 P are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

              On November 17, 1998, GP distributed all Warrants that it held to its members on a pro rata basis. The members of GP had previously reported beneficial ownership of their pro rata shares of the Warrants held by GP.

          On November 24, 1998, FP transferred 494,189 shares of Common Stock and Warrants exercisable for 2,105,688 shares of Common Stock to 4-14P. The transfer from FP to 4-14P was made at the fair market value of the shares of Common Stock and Warrants.

              The members of 4-14P are trusts for the benefit of the offspring of the Messrs. Tisch, partnerships the partners of which are such trusts and partnerships the partners of which are such partnerships. The Messrs. Tisch serve as the trustees of such trusts. Thomas J. Tisch has been appointed the Manager of 4-14P.

              The principal business of 4-14P is investments. The mailing address of 4-14P is c/o Thomas J. Tisch, 667 Madison Avenue, New York, New York 10021.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 403203 10 2                                         Page 6 of 13 Pages
--------------------------------------------------------------------------------

              During the last five years, none of the persons or entities named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the persons or entities named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its, his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

              By signing this statement, each Reporting Person agrees that this Statement is filed on its or his behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

Item 3.       Source and Amount of Funds or Other Consideration.

              All funds used to purchase the securities reported by 4-14P in
Item 5 below were provided from the working capital of 4-14 P. The aggregate purchase price of such securities was approximately $885,694.

              The foregoing amounts do not include the exercise price of the Warrants. The Reporting Persons would have to pay the Warrant exercise price to obtain the shares of Common Stock that are issuable upon exercise of Warrants and that are included among the shares of Common Stock beneficially owned by the Reporting Persons. The initial exercise price of the Warrants is $1.50 per share of Common Stock.

Item 4.       Purpose of Transaction.

              The Reporting Persons have acquired the shares of Common Stock and warrants referred to in Item 5 to obtain a significant equity investment in the Company. At the present time, but subject to their individual continuing evaluations of the factors noted below, the Reporting Persons intend to retain such shares of Common Stock and warrants.

              Whether the Reporting Persons purchase any additional shares of Common Stock or warrants or dispose of any shares of Common Stock or warrants, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including: the availability of shares of Common Stock and warrants for purchase at particular price levels; the Company's and the particular Reporting Person's business and prospects; other business investment opportunities

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 403203 10 2                                         Page 7 of 13 Pages
--------------------------------------------------------------------------------

available to the particular Reporting Person; economic conditions; stock market conditions; money market conditions; the attitudes and actions of the Board of Directors and management of the Company; the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Company; and other plans and requirements of the particular Reporting Person. Depending upon their individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional shares of Common Stock or warrants (by means of open market or privately negotiated purchases or otherwise) or to dispose of some or all of the shares of Common Stock or warrants held by each of them.

              Pursuant to the Voting Agreement, Mr. Spiegel and Mr. Steinberg were elected to the Company's Board of Directors on October 2, 1998 at the request of GP. Three members of the Board of Directors elected prior to the transactions contemplated by the Omnibus Agreement continue to serve on the Board of Directors. GP does not currently intend to request the election of additional nominees to the Board, but it reserves the right to do so at any time. Following the election of Mr. Spiegel and Mr. Steinberg to the Board of Directors, the Board of Directors elected Mr. Steinberg as Chairman of the Company and Marc Perkins (who was a director prior to the transactions effected by the Omnibus Agreement) as Vice Chairman and Chief Executive Officer of the Company. The Board of Directors also intends to appoint a new Chief Financial Officer.

              Except for the election of nominees of GP to the Board of Directors of the Company as contemplated by the Voting Agreement and the election of officers of the Company described above, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Company or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D. It should also be noted that GP has been granted security interests in substantially all of the assets of the Company to secure repayment of the Loans and other obligations. If the Company is unable to repay the Loans, GP would be permitted to sell such assets in order to satisfy the Company's obligation to repay the Loans.

Item 5.       Interest in Securities of the Company.

              (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity named in Item 2 above, together with the percentage of outstanding shares of Common

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 403203 10 2                                         Page 8 of 13 Pages
--------------------------------------------------------------------------------

Stock which is beneficially owned by each such person or entity. The ownership percentages set forth in the table below are based on 4,291,269 shares of Common Stock having been outstanding prior to the transactions contemplated by the Omnibus Agreement, which information was reported as of July 6, 1998 in the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1998, and the issuance to GP pursuant to the Omnibus Agreement of Warrants which would be exercisable on the date hereof for 2,591,616 Warrant Shares (the Warrants are not exercisable until January 1, 1999; the maximum number of Warrant Shares issuable upon exercise of the Warrants may increase or decrease depending on the number of pro forma, full diluted shares of Common Stock, as described in Item 6 of Amendment No. 5 to the Schedule 13D). The percentages of the outstanding shares of Common Stock owned by each of the persons listed below and the percentage of the outstanding shares of Common Stock owned by all of such persons in the aggregate have been calculated in accordance with Rule 13d-3 under the Exchange Act to reflect ownership of shares of Common Stock issuable upon exercise of outstanding warrants. As provided in such Rule, shares of Common Stock issuable to any person upon exercise of its, his or her warrants (or issuable to all such persons in the aggregate) are deemed to be outstanding for the purpose of calculating such person's beneficial ownership (or all such persons' aggregate beneficial ownership) but not any other person's beneficial ownership.

                               Shares of     IPO                       Voting
Name of Reporting               Common     Warrant       Warrant      Agreement            Total               Pct.
     Person                     Stock       Shares        Shares       Shares             Shares           Outstanding
    --------                    -------    -------     ---------      ---------          ---------         -----------

GP (1)                                0          0             0      1,801,916  (2)     1,801,916            41.0%
FP (3)                                0    115,000             0              0            115,000             2.5%
4-14 P(4)                       494,189                2,105,688              0          2,599,877            40.6%
Andrew H. Tisch (3)(4)                0          0             0              0                  0               0%
Daniel R. Tisch (3)(4)                0          0             0              0                  0               0%
James S. Tisch (3)(4)                 0          0             0              0                  0               0%
Thomas J. Tisch (3)(4)                0          0             0                                 0               0%
                             =======================================================================================
                                494,189    115,000     2,105,688      1,801,916          4,516,793            68.3%
                             =======================================================================================



(1) By virtue of their status as members of GP, FP, Mr. Spiegel, Spiegel Trust and Mr. Steinberg may be deemed to have beneficial ownership of securities owned by GP.

(2) Shares for which the holders have agreed pursuant to the Voting Agreement to vote for the nominees of GP for election to the Board of Directors of the Company. Includes 105,734 shares issuable upon exercise of warrants.

(3) By virtue of their status as partners of FP, the Tisch Trusts may be deemed to have beneficial ownership of the securities owned by FP. By virtue of their status as managing trustees of the trusts which are the general

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 403203 10 2                                         Page 9 of 13 Pages
--------------------------------------------------------------------------------

         partners of FP, the Messrs. Tisch may be deemed to have beneficial ownership of the securities owned by FP.

(4) By virtue of their status as trustees of the trusts which are members of 4-14P, partners of the partnerships that are members of 4-14P and partners of the partnerships that are partners of the partnerships that are members of 4-14P, the Messrs. Tisch may be deemed to have beneficial ownership of the securities owned by 4-14P.

                  (b) Set forth in the table below is information with respect to the number of shares of Common Stock beneficially owned as of the date hereof by each person or entity named in Item 2 above, indicating, with respect to such shares of Common Stock, whether each such person has the sole power to vote or direct the vote or shared power to vote or direct the vote and sole power to dispose or direct the disposition or shared power to dispose or direct the disposition.


                                                                                          Power to Dispose
        Name of                                     Power to Vote or                        or Direct the
    Reporting Person                                Direct the Vote                          Disposition
    ----------------                                -----------------                     ------------------
                                                   Sole            Shared                Sole          Shared
                                                   ----            ------                ----          ------
GP (1)                                                 0       1,801,916(2)                     0            0
FP (3)                                           115,000                 0                115,000            0
4-14P                                          2,599,877                                2,599,877
Andrew H. Tisch (3)(4)                                 0                 0                      0            0
Daniel R. Tisch (3)(4)                                 0                 0                      0            0
James S. Tisch (3)(4)                                  0                 0                      0            0
Thomas J. Tisch (3)(4)                                 0                 0                      0            0


(1) By virtue of their status as members of GP, FP, Mr. Spiegel, Spiegel Trust and Mr. Steinberg may be deemed to have beneficial ownership of securities owned by GP.

(2) Shares for which the holders have agreed pursuant to the Voting Agreement to vote for the nominees of GP for election to the Board of Directors of the Company. Includes 105,734 shares issuable upon exercise of warrants.

(3) By virtue of their status as partners of FP, the Tisch Trusts may be deemed to have indirectly shared power to vote or direct the vote of the securities owned by FP and indirectly shared power to dispose or direct the disposition of the securities owned by FP. By virtue of their status as managing trustees of the trusts which are the general partners of FP, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 403203 10 2                                        Page 10 of 13 Pages
--------------------------------------------------------------------------------

         of the securities owned by FP and indirectly shared power to dispose or direct the disposition of the securities owned by FP.

(4) By virtue of their status as trustees of the trusts which are members of 4-14P, partners of the partnerships that are members of 4-14P and partners of the partnerships that are partners of the partnerships that are members of 4-14P, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote of the securities owned by 4-14P and indirectly shared power to dispose or direct the disposition of the securities owned by 4-14P.

                  (c) The only transactions in the Common Stock effected by the Reporting Persons during the sixty days preceding the date hereof were (i) the distribution on November 17, 1998 by GP to its members on a pro rata basis of all of the Warrants held by GP and (ii) the sale by FP on November 24, 1998 to 4-14P in a privately negotiated transaction of 494,189 shares of Common Stock at a price of $1.225 per share and Warrants exercisable on the date hereof for an aggregate of 2,105,688 Warrant Shares at a price of $0.1331 per Warrant Share. None of the other persons or entities named in Item 2 above effected any other transactions in the Common Stock during the 60 days preceding the date hereof.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the persons and entities named in Item 2 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

              In connection with the distribution by GP of the Warrants, the members of GP and 4-14P succeeded to all of the rights and obligations of GP under the Warrant Agreement, the Registration Rights Agreement and the Voting Agreement.

Item 7.       Material to be filed as Exhibits.

Exhibit 1.    Agreement regarding the joint filing of this Statement.

Exhibit 2. Agreement (Omnibus Agreement) dated as of October 2, 1998 between the Company, the Geneen Estate, BankBoston, N.A. and GP is incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company dated October 7, 1998.

Exhibit 3. Loan and Security Agreement dated as of October 2, 1998 between the Company and GP is incorporated

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 403203 10 2                                        Page 11 of 13 Pages
--------------------------------------------------------------------------------

              herein by reference to Exhibit 99.5 to the Current Report on Form 8-K of the Company dated October 7, 1998.

Exhibit 4. Warrant Agreement dated as of October 2, 1998 between the Company and GP is incorporated herein by reference to Exhibit 99.10 to the Current Report on Form 8-K of the Company dated October 7, 1998.

Exhibit 5.    Form of Warrant.  (Attached to the Warrant Agreement as
              Exhibit A.)

Exhibit 6. Registration Rights Agreement dated as of October 2, 1998 between the Company and GP is incorporated herein by reference to Exhibit
              99.11 to the Current Report on Form 8-K of the Company dated October 7, 1998.

Exhibit 7. Voting Agreement dated as of October 2, 1998 between the Company, GP, the Geneen Estate, Park Investment Partners and Gerald H. Newman is incorporated herein by reference to Exhibit 99.12 to the Current Report on Form 8-K of the Company dated October 7, 1998.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 403203 10 2                                        Page 12 of 13 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

December 10, 1998                         GUNTHER PARTNERS, LLC

                                          By  /s/ Thomas J. Tisch
                                             --------------------------------
                                                  Thomas J. Tisch, Manager


                                          FOUR PARTNERS

                                          By  /s/ Thomas J. Tisch
                                             --------------------------------
                                                  Thomas J. Tisch, Manager


                                          FOUR-FOURTEEN PARTNERS, LLC

                                          By  /s/ Thomas J. Tisch
                                             --------------------------------
                                                  Thomas J. Tisch, Manager

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 403203 10 2                                        Page 13 of 13 Pages
--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

Exhibit 1.    Agreement regarding the joint filing of this Statement.

Exhibit 2. Agreement (Omnibus Agreement) dated as of October 2, 1998 between the Company, the Geneen Estate, BankBoston, N.A. and GP is incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company dated October 7, 1998.

Exhibit 3. Loan and Security Agreement dated as of October 2, 1998 between the Company and GP is incorporated herein by reference to Exhibit
              99.5 to the Current Report on Form 8-K of the Company dated October 7, 1998.

Exhibit 4. Warrant Agreement dated as of October 2, 1998 between the Company and GP is incorporated herein by reference to Exhibit 99.10 to the Current Report on Form 8-K of the Company dated October 7, 1998.

Exhibit 5.    Form of Warrant. (Attached to the Warrant Agreement as Exhibit A.)

Exhibit 6. Registration Rights Agreement dated as of October 2, 1998 between the Company and GP is incorporated herein by reference to Exhibit
              99.11 to the Current Report on Form 8-K of the Company dated October 7, 1998.

Exhibit 7. Voting Agreement dated as of October 2, 1998 between the Company, GP, the Geneen Estate, Park Investment Partners and Gerald H. Newman is incorporated herein by reference to Exhibit 99.12 to the Current Report on Form 8-K of the Company dated October 7, 1998.

                                                                       Exhibit 1

                                    AGREEMENT


               In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that Amendment No. 6 to the Schedule 13D dated December 10, 1998 relating to the Common Stock, par value $0.001 per share, of Gunther International, Ltd., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated:  December 10, 1998

                                          GUNTHER PARTNERS, LLC

                                          By  /s/ Thomas J. Tisch
                                             --------------------------------
                                                  Thomas J. Tisch, Manager


                                          FOUR PARTNERS

                                          By  /s/ Thomas J. Tisch
                                             --------------------------------
                                                  Thomas J. Tisch, Manager


                                          FOUR PARTNERS, LLC

                                          By  /s/ Thomas J. Tisch
                                             --------------------------------
                                                  Thomas J. Tisch, Manager